

December 17, 2010

John L. Higgins
President and Chief Executive Officer
Ligand Pharmaceuticals Incorporated
11085 North Torrey Pines Road
La Jolla, CA 92037

> **Re:** **Ligand Pharmaceuticals Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 001-33093**

Dear Mr.Higgins:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements
3. Acquisition of Neurogen, page 66

1. Based on the difference between your 2008 GAAP and pro forma net loss, it appears that the GAAP net loss incurred by Neurogen in 2008 may be significant relative to your 2008 net loss indicating that the Acquisition of Neurogen is significant and requiring that you filed financial statements and pro forma financial information under rule 3-05 and article 11 of Regulation S-X. Please advise.

2. You recorded contingent value rights in connection with the Neurogen acquisition. You state in Management's Discussion and Analysis in "Overview" on page 20 of the Form

10-Q for the three months ended March 31, 2010 that security holders of Neurogen received contingent value rights, under which they could receive cash payments under certain circumstances. You state in "Other" on page 27 of the Form 10-Q that the contingent value rights entitle Neurogen shareholders to cash payments upon the sale or licensing of certain assets and upon the achievement of a specified clinical milestone. It appears that based on the balance sheet at March 31, 2010, the contingent value right has been reduced to zero. Please revise to describe how you have accounted for the contingent value rights at December 31, 2009 and each period thereafter and your basis for the accounting treatment.

4. Acquisition of Pharmacopeia, page 67

3. You state in "Other" on page 27 of the Form 10-Q for the three months ended March 31, 2010 that in connection with the Pharmacopeia acquisition the Pharmacopeia security holders received a contingent value right that entitles them to an aggregate cash payment of $15.0 million under certain circumstances. You also previously stated that at the time of acquisition the contingent value rights were not considered probable. Please revise to describe your accounting for the Pharmacopeia contingent value rights at December 31, 2009 and each subsequent period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant